P.E. 1/30/02

1-13896

02012670

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended January 30, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	**Investors: (Europe)**	**Media:**
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-407-5751
800-252-3526	00800 28352600	800-252-3526

ELAN REFUTES WALL STREET JOURNAL STORY; SAYS ISSUES RAISED ARE HISTORICAL

Reaffirms that Accounting Practices Are In Accordance with U.S. GAAP

DUBLIN, IRELAND, January 30, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") issued today the following statement on today's Wall Street Journal article dated January 30, 2002.

Donal Geaney, Chairman and CEO of Elan, commented, "We believe that the Wall Street Journal article's portrayal of Elan ignores the tremendous scope of our pharmaceutical business and the depth of our research and development programs. Elan's portfolio of marketed products has contributed to over 90% of our revenue growth since 1998. We have world-class research programs in neurodegenerative diseases that are widely recognized by the scientific community and by our industry partners. Our strategic venture partnerships are developing products and technologies that further support our extensive research platform. They have created value for our shareholders. These partnerships now have 27 drugs in human clinical trials and many preclinical candidates that Elan will have an opportunity to commercialize."

"Elan firmly rejects the one-sided allegations contained in today's Wall Street Journal. Elan's accounting practices are in accordance with U.S. GAAP and Irish GAAP. The company's accounting practices were thoroughly reviewed by the SEC in 1999. The company's policies regarding its strategic joint ventures and business activities are fully disclosed in its SEC filings. Elan is confident that its accounting and business practices can stand up to any scrutiny."

Geaney concluded, "We firmly believe that the issues as raised in today's Journal are simply a rehash of old news about matters that have been fully discussed. We are excited about the future of Elan and are focused on creating innovative medicines that will benefit patients around the world."

The company reconfirmed it will release fourth quarter and year-end 2001 earnings on February 4th and will hold a conference call at that time.

Elan Corporation, plc. is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: January 31, 2002